September 8, 2006
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael Fay, Accounting Branch Chief

RE:	TransTechnology Corporation
Form 10-K: for the fiscal year ended March 31, 2006
Form 8-K: furnished July 20, 2006
File Number: 001-07872
Dear Mr. Fay:
          This letter is in reference to your letter of August 11, 2006 to the Company regarding the above captioned Forms 10-K and 8-K. As you are aware, I have been in touch with Mr. Jones of your office, who granted us an extension on the response date referenced in your letter to September 8, 2006. Each response set forth herein is numbered to correspond to the number with which the Staff’s comment was designated. In addition, a copy of the text of each such comment has been excerpted from your letter and precedes each of our responses herein. Capitalized terms used in this letter and not defined herein have the meanings ascribed thereto in the Form 10-K.
Form 10-K For the Year Ended March 31, 2006
Exhibit 13
Statements of Consolidated Operations, page 10
1.	We note from your disclosures that net sales are generated by sales of equipment and services. Accordingly, please present separately sales of equipment and revenues from services, along with the respective cost of sales and services, on the face of the statement pursuant to Rule 5-03.1 and 2 of Regulation S-X.
Response: The equipment which is designed, developed and manufactured by the Company is mission specific and, accordingly, will periodically require repair and overhaul to keep it in operating order. These repairs and overhauls require the replacement of component parts which become worn or damaged during use of the equipment which is often times in hostile operating environments. Replacement or spare parts are also sold separately to the customer and are often referred to as line replaceable units (“LRU’s”). The LRU’s are replaced in the field by the users such as line combat units, special operations, Medevac, search and rescue (including disaster recovery support such as the humanitarian relief operations in the aftermath of Katrina and the Indonesian Tsunami), field depots, etc. The units requiring overhaul and repair are returned to the Company’s sole facility in Union, New Jersey.

The service portion (direct labor) of the revenue generated by the overhaul and repair of our equipment returned to us by our customers is incidental to the total revenue generated by the overhaul and repair. Revenue attributable to the service portion of overhaul and repair constitutes approximately 5% of the sale price for overhaul and repair items and is not a material component of our overhaul and repair sales revenue. The bulk of the revenue derived from overhaul and repair is related to the high costs of the repair materials and overhead. We estimate that 90% of the units coming into the plant for overhaul and repair are usually not in operating condition and require extensive replacement of relatively expensive parts. In this regard, the expectations of the customer are that they will receive a tangible product in return for the amount paid for the overhaul and repair. The customers do not supply any of the replacement parts installed and we do not repair or overhaul equipment produced by other companies. Accordingly, we believe that it is appropriate to report our sales and cost of sales on the face of the statement of consolidated operations as we have in the past as the service aspect of the reported revenue is immaterial.
Notes to Consolidated Financial Statements, page 13
Note 1, Summary of Accounting Principles, page 13
Revenue Recognition, page 13
2. Please include a reconciliation of your warranty reserve for equipment in accordance with paragraph 14(b) of FIN 45.
Response: The following disclosure will be included in future filings:
Product Warranty Costs — Equipment has a one year warranty for which a reserve is established using historical averages and specific program contingencies when considered necessary. Changes in the carrying amount of accrued product warranty costs for the year ended March 31, 2005 and March 31, 2006 are summarized as follows (thousands of dollars):

Balance at March 31, 2004	$249
Warranty costs incurred	(217)
Change in estimates to pre-existing warranties	(71)
Product warranty accrual	230

Balance at March 31, 2005	191
Warranty costs incurred	(224)
Change in estimates to pre-existing warranties	(160)
Product warranty accrual	494

Balance at March 31, 2006	$301

Property and Related Depreciation, page 13
3.	Please specifically identify the useful life associated with each major class of depreciable asset presented on the face of the balance sheet.
Response: The following information will be included in future filings:
Property And Related Depreciation – Property is recorded at cost. Provisions for depreciation are made on a straight-line basis over the estimated useful lives of depreciable assets. Depreciation expense for the years ended March 31, 2006, 2005 and 2004 was $0.8 million, $0.5 million, and $0.5 million, respectively.

Average useful lives for property, plant and equipment are as follows:

Buildings	10 to 33 years
Machinery and equipment	3 to 10 years
Furniture, fixtures and information systems	3 to 10 years
Note 6, Income Taxes, page 15
4.	Please disclose the impact of the limitation on utilization of New Jersey NOL’s on your income tax provision.
Response: The limitation on the utilization of New Jersey NOL’s had the impact of increasing the amount of taxes currently payable by approximately $86,000. The provision for income tax expense was not affected. This will be disclosed in future filings.
Note 13, Contingencies, page 19
Environmental Matters, page 19
5.	Please explain to us and disclose the nature and origin of your environmental contingencies and the basis of using a discount factor of 7.5% in computing the net present value of costs to be incurred.
Response: The company continues to participate in environmental assessment and remediation at eleven sites and has been named as a potentially responsible party in four environmental proceedings pending in several states. The Company reviews its evaluation of these sites on a regular basis. As stated in the footnote, the allegation in each of the four proceedings is that the Company generated waste that was sent to landfills and other treatment facilities.
The remaining eleven sites are all sites at which the Company at one time had manufacturing operations, but all the associated businesses have been divested. The sites include: a former facility in Pennsylvania at which predecessors to the Company produced tear gas during the Second World War and the Vietnam War, which facts form the basis for the cost sharing agreements with the federal government referred to in the footnote; a site in New York that was formerly a manufacturing and assembly facility for computer components; and several sites located in California, Illinois and Connecticut, where the Company had produced products used in aerospace. Remediation and monitoring at each of the sites relates to manufacturing practices commonly accepted at the time the facilities were in operation and/or contaminants sourced off-site which have migrated onto the site.
The discount rate of 7.5% produces an amount which we believe is reflective of the present value of the costs which a third party would incur upon the assumption of the Company’s position in relation to the affected sites. This belief is based on our years of experience in investigating, characterizing and remediating the various sites and extensive input and review by independent environmental specialists familiar with the sites. The assessments by these environmental specialists support the conclusion that the methodology used by the Company in assessing the environmental exposure is sound.
6.	Please reconcile the aggregate amount of undiscounted costs disclosed to the total amount of the liability recorded as disclosed in Schedule II, in accordance with Question 1 of SAB Topic 5Y.

Response: The reconciliation of the undiscounted costs to the total amount of the liability recorded as disclosed in Schedule II is as follows (millions of dollars):

Undiscounted costs	$6.2
Estimated legal fees	.3

Undiscounted costs net of recoveries pursuant to cost sharing agreements	6.5
Discount using 7.5%	(1.4)

Total amount of liability Recorded	$5.1

This information will be presented in future filings.
7.	For greater transparency, please disclose the aggregate undiscounted amount associated with the Pennsylvania sites as disclosed in the fourth paragraph of this note.
Response: The aggregate undiscounted amount associated with the Pennsylvania sites is $3.9 million. This will be disclosed in future filings.
Note 14, Segment and Geographic Information, page 20
8.	Please provide the disclosure required by paragraph 37 of FAS 131.
Response: Revenues from the three operating segments for the year ended March 31, are as follows (thousands of dollars):

	2006	2005	2004
Hoist and winch	$47,314	$42,915	$38,882
Cargo hooks	11,037	11,995	10,401
Weapons handling	4,265	6,452	13,835
Other sales	1,802	1,570	1,488

Total sales	$64,418	$62,932	$64,606

This information will be disclosed in future filings.
9.	We note that there are various components to your operations, such as products and services, multiple product lines, multiple market types (i.e., new equipment, spare parts and aftermarket) and multiple locations. However, you present only one reportable segment. Please explain to us if you have multiple operating segments that are aggregated into one reportable segment, and the basis for the aggregation. Explain to us how the various components of your business are managed and how the chief operating decision maker allocates resources among the components.
Response: The Company has three operating segments which it aggregates into one reportable segment. The operating segments are Hoist and Winch, Cargo Hooks and Weapons Handling. All three of these operating segments are under common management at the Company’s single location in Union, New Jersey. The chief operating decision maker allocates resources among the various operating segments based on the overall outlook for demands from the various segments and measures and monitors the performance of the operating segments through internally generated reports. The long-term average gross margins for the individual operating segments for the last three fiscal years and forecasted results for the current fiscal year are within approximately 4.0% of the overall average gross margin percentage for the Company’s total operations. The nature of the products in each operating segment is similar as they are all used for lifting and moving material and personnel. This is discussed as follows in the MD&A, page 22 – “We design, develop and manufacture sophisticated lifting equipment for specialty aerospace and defense applications. With over 50% of the global market, we have long been recognized as the world’s largest designer and leading supplier of performance-critical rescue hoists and cargo-hook systems. We also manufacture weapons-handling systems, cargo winches, and tie-down equipment assemblies. Marketed under the trade name “Breeze-Eastern”, our products are designed to be efficient and reliable in extreme operating conditions. Our equipment is used to complete rescue operations, move and transport cargo, and load weapons onto aircraft and ground-based launching systems.”
Moreover, the nature of the production process (assemble, inspect and test) is similar for each operating segment, as are the customers and the methods of distribution for the products (all three operating segments ship to governmental agencies and prime contractors). While the gross margins for a particular operating segment may vary from one fiscal year to another, due to product mix or a specific contract which may affect the gross margin of a specific operating segment, the combined long-term average annual gross margins have been stable. When we discuss the operating results in the MD&A, we attempt to explain how these types of events impact our operating margins. MD&A’s in future filings will include discussions of the three operating segments in this regard.
10.	We note that you consider the combination of primary contractors to the United States government and the US government as a single customer. Paragraph 39 of FAS 131 states that a group of entities that are under common control shall be considered as a single customer. In this regard, explain to us why it is appropriate to aggregate these two as one customer. Tell us the amount of revenues associated with any individual primary contractor that exceeds 10% of consolidated sales.
Response: We have combined the sales to primary contractors to the U.S. Government with the sales directly to the U.S. Government in those instances where we are aware that the equipment will be installed on platforms specifically for the U.S. Government (for example sales of lifting devices for the High Mobility Artillery Rocket System to Lockheed Martin or rescue hoists for Black Hawk helicopters to Sikorsky). None of the revenues associated with any one of these individual primary U.S. Government contractors exceeds 10% of consolidated sales.
Management’s Discussion and Analysis, page 22
Critical Accounting Policies, page 22
11.	From disclosure in your notes, we note that stock based compensation expense based on the fair value method would have been material to your results of operations in each of the last three fiscal years. In this regard, it appears that a disclosure related to the assumptions and estimates, and the sensitivity to change of each, associated with stock based compensation should be included in critical accounting policies. Please revise your disclosure accordingly. Refer to Section V of FR 72 for guidance.
Response: A critical accounting policy will be added to future filings disclosing the assumptions and estimates used in the determination of the stock based compensation expense and the sensitivity to change of each.

Revenue Recognition, page 22
12.	Please explain to us and disclose the factors in determining revenues that are subject to estimation and variability. For factors that are variable, disclose the related sensitivity to change. Refer to Section V of FR 72 for guidance.
Response: Revenue is recognized in the financial statements based on firm, agreed upon prices and, as such, is not subject to estimation or assumption. Accordingly, the Company will remove revenue recognition as a critical accounting policy.
Results of Operation, page 23
13.	Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Narrative discussions should allow investors to see the company through the eyes of management.
Response: Following is an example of the tables we will use in future filings when quantifying changes:
Results of Operations (thousands of dollars)

			Fiscal 2006 compared
			to Fiscal 2005
	Fiscal	Fiscal	Increase (decrease)
	2006	2005	$	%
Net sales	$64,418	$62,932	$1,486	2.4
Cost of sales	36,457	36,177	280	0.8
Gross profit	27,961	26,755	1,206	4.5
General, administrative and selling expenses	15,789	17,320	(1,531)	(8.8)
Interest expense
Loss on extinguishment of debt	396	2,185	(1,789)	(81.9)
Net income (loss)	1,292	(2,776)	4,068	146.5
Fiscal 2006 Compared to Fiscal 2005, page 23
Net Sales, page 23
14.	Please quantify in a table the amounts of each component of your net sales, such as new equipment and spares sales, repair and overhaul services, and engineering services.
Response: We will disclose the amount of sales of the three operating segments as noted in Response 8 above.

Gross Profit, page 23
15.	Please discuss cost of sales separately from gross margins to provide information and analysis to distinguish between gross margin changes attributable to revenue and cost changes.
Response: Following is the presentation format we will use in future filings:
Fiscal 2006 Compared to Fiscal 2005
Cost of Sales – the three operating segments of hoist and winch, cargo hooks, and weapons handling equipment have sales of new equipment, overhaul and repair, and spare parts each of which has progressively better margins. Accordingly, the cost of sales as a percent of sales will be affected by the weighting of these components to the total sales volume. In fiscal 2006 compared to fiscal 2005, the cost of sales as a percent of sales decreased approximately 1% due to the higher level of overhaul and repair activity in the hoist and winch and cargo hook operating segments. In addition, operating improvements in this area helped to lower the cost of sales.
Gross Profit – as discussed in the cost of sales section above, the three components of sales in the operating segments have margins reflective of the market. During the last four fiscal years, the gross profit margin on new equipment was generally in the range of 29% to 33%, overhaul and repair 27% to 40% and spare parts 64% to 67%. The balance or mix of this activity will, in turn, have an impact on gross profit and gross profit margins. In fiscal 2006 compared to fiscal 2005, the improvement of the gross profit margin to 43.4% from 42.5% was due to a higher level of sales of the overhaul and repair component in the hoist and winch and cargo hook operating segments.
16.	You state that generally repair and overhaul services and spare parts sales have higher gross margins than sales of new equipment. Please quantify and discuss these margins.
Response: Please see the expanded discussion of gross profit in Point 15 above.
Backlog, page 24
17.	Please disclose how you compute the “book to bill ratio” and the significance of this ratio to your business.
Response: The book-to-bill ratio is computed by dividing the new orders received during the period by the sales for the period. A book-to-bill ratio in excess of 1.1 is potentially indicative of continued overall growth in our sales. This information will be included in future filings.
Liquidity and Capital Resources, page 25
18.	You state your senior credit facility contains certain mandatory prepayment provisions which are linked to cash flow. Please disclose these provisions and quantify any expected prepayments for the following year.
Response: The Senior Credit Facility contains certain mandatory prepayment provisions in the event of extraordinary income, the issuance of equity in the Company or items which are linked to cash flow. The cash flow provision requires prepayment of the Term B loan in an amount equal to 50% of earnings before interest, taxes, depreciation and amortization (EBITDA) less principal payments, interest payments, tax payments, capital expenditures and, with respect to our fiscal year 2007, certain environmental remediation payments and the final payment to the U.S. Government pursuant to a settlement with the government concluded September 8, 2005. Each such prepayment is applied first to the outstanding principal of the Term B Loan up to a certain recapture amount, then ratably to the outstanding principal of all of the term loans until paid in full, and then to the outstanding principal of the revolver in the credit facility. It is expected that a mandatory prepayment of approximately $1.9 million will be required under this provision in June 2007 and we expect to have sufficient cash or borrowing capacity under our Revolving Credit Facility to make this payment. This disclosure will be added to future filings.
Summary Disclosure about Contractual Obligations, page 26
19.	Please revise the format of your table of contractual obligation to include all future obligations rather than just those for the next seven years. Use the format presented in Item 303(a)(5) of Regulation S-K. Also, include estimated interest payments on long-term debt and disclose your basis for estimating such amounts in a footnote to the table.
Response: Following is the revised table which reflects a summary of our contractual cash obligations for the next several years (thousands of dollars):
Payments Due By Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Debt principal repayments	$40,000	$2,193	$6,114	$6,114	$25,579
Estimated interest payments on long-term debt	17,022	3,966	5,965	4,911	2,180
Operating leases	237	165	55	17	—

Total	$57,259	$6,324	$12,134	$11,042	$27,759

Obligations for long-term debt reflect the terms of the Senior Credit Facility (See Note 7 Long-Term Debt Payable to Banks).
Estimated interest payments on long-term debt reflect the scheduled interest payments of the Senior Credit Facility and assume an effective weighted average interest rate of 8.5%.
Future filings will have the revised format presented above.
Form 8K: Furnished July 20, 2006
Exhibit 99.1
20.	It appears that “operating income” and “adjusted EBITDA” are intended to be liquidity measures as you disclose they provide information regarding your ability to meet debt service. From the guidance in FRR 65, a reconciliation to net income would only be presented if the non-GAAP measure is used as a performance measure. In this regard, please delete the reconciliation of “operating income” and “adjusted EBITDA” to net income. A reconciliation of these measures to “cash flows from operating activities” may appear to be the most directly comparable liquidity GAAP measure. Please revise accordingly.
Response: The Company has presented adjusted EBITDA as a performance metric as it considers adjusted EBITDA to be an indication of the ability of the Company to generate profits. The Company will revise its comment on “non-GAAP financial measures” in future earnings releases to make it clear that adjusted EBITDA is considered to be a performance measure.
21.	Additionally, please expand your disclosure in regard to how these non-GAAP measures indicate your ability to meet debt service.
Response: Future earnings releases will eliminate the reference to indications to meet debt service per the discussion in point 20 above.

The Company acknowledges that:
–	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As requested, this correspondence has been filed on EDGAR. Please contact me at (908) 624-4210 should you or the Staff involved in this review have any questions concerning this response letter.
Thank you for your attention to this matter.

Sincerely,
/s/ Joseph F. Spanier

Joseph F. Spanier,
Vice President, Chief Financial Officer
and Treasurer